Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man

IM8 2LQ

August 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lifezone Metals Limited
Registration Statement on Form F-3
(File No. 333-281189)
CIK: 0001958217

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Lifezone Metals Limited, an Isle of Man company (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form F-3 (File No. 333-281189), initially filed with the U.S. Securities and Exchange Commission on August 1, 2024 (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 4:30 p.m. Eastern Time on August 16, 2024, or as soon thereafter as practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with Christopher Lapp of Baker McKenzie LLP at (312) 772-7036. Please also contact Christopher Lapp if you have any questions or comments.

Very truly yours,

LIFEZONE METALS LIMITED

By:	/s/ Spencer Davis
Spencer Davis
Group General Counsel